Exhibit 99.1

Christian Johansson New CFO at Volvo Trucks

STOCKHOLM, Sweden--Regulatory News:

Christian Johansson, currently head of Business Office and CFO at Volvo 3P, has been appointed Senior Vice President and CFO at Volvo Trucks (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB). He is succeeding Björn Ingemanson who earlier this summer was appointed new head of Volvo Trucks’ International Division.

Christian Johansson, 44, joined Volvo in 2001 as CFO and later also manager of the Business Office at Volvo 3P. He has previously been working for the ABB Group for a number of years in various functions. Christian Johansson has also a solid international background with assignments in Eastern Europe.

Christian Johansson will be a member of the Volvo Truck Executive Group and is taking up his position during the autumn.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company’s products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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Volvo Trucks
Tommy Kohle, +46 706 766517